SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2001

                               IWI HOLDING LIMITED
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

         BVI                             0-25108                     None
----------------------------     -----------------------     -------------------
(State or other jurisdiction    (Commission File Number)     (IRS Employer
 of incorporation)                                           Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F   X                        Form 40-F
                            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                  No  X
                                                          -----

(If "Yes" is marked,  indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b): 82-        .)

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)
                                   (Unaudited)

                                                           June 30       December 31
                                                         -----------    -------------
ASSETS                                                       2001           2000

Current Assets:
     Cash
                                                          $  238           $ 141
     Accounts Receivable, Less Allowances for Doubtful
          Accounts of $623 in 2001 and $550 in 2000        3,179           3,670
     Inventories
                                                           5,826           6,065
     Prepaid Expenses
                                                               -
                                                             143             125
                                                          -------         ------

Total Current Assets                                       9,386          10,001
                                                          -------         ------
Property and Equipment                                     2,887           2,881
     Less Accumulated Depreciation                        (2,311)         (2,212)
                                                          -------         ------
Property and Equipment - Net                                 576             669
                                                          -------         ------
Total Assets                                             $ 9,962        $ 10,670
                                                          =======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Line of Credit                                      $2,659           $2,871
     Notes Payable
                                                             80              160
     Accounts Payable, Trade                              2,354            2,340
     Accounts Payable to Affiliated Company               2,183            2,414
     Accrued Advertising
                                                            507              462
     Accrued Liabilities
                                                            694              839

Total Current Liabilities                                 8,477            9,086
                                                          ------          ------

Shareholders'  Equity:
     Preferred Stock, $1 Par Value; 5,000,000 Shares
     Authorized; 3,644,880 Shares Issued and Outstanding   3,645           3,645
     Common Stock, No Par Value; 10,000,000 Shares
     Authorized; 2,554,700 Shares Issued and
     Outstanding

     Additional  Paid in Capital                          12,446          12,446
     Retained Earnings (Deficit)                         (14,606)        (14,507)
                                                          -------         ------
     Total Shareholders' Equity                            1,485           1,584
                                                          -------         ------
Total Liabilities and Shareholders' Equity               $ 9,962        $ 10,670
                                                          =======         ======

                               IWI HOLDING LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)

                                            Three Months Ended        Six Months Ended
                                                 June 30                  June 30
                                            2001        2000        2001           2000
                                          --------    --------    --------       --------

Net Sales                                $ 5,803       $ 4,031    $11,033        $ 8,742
Cost of Sales                              4,525         2,917      8,502          6,272
                                          -------       -------    -------       -------
     Gross Profit (Loss)                   1,278         1,114      2,531          2,470
Selling, general and administrative
expenses                                   1,227         1,150     -2,460          2,329
                                          -------       -------    -------       -------
     Income (Loss) from Operations            51           (36)        71            141

Interest Expense                              82            65        169            133
                                          -------       -------    -------       -------
     Income (Loss) before Income Taxes       (31)         (101)       (98)             8
Income taxes (benefit)                         -             -          -              -
                                          -------       -------    -------       -------
     Net Income (Loss)                   $   (31)       $ (101)      $(98)           $ 8


Net Income (Loss) per Common Share       $ (0.01)       $(0.04)   $ (0.04)           $ -

Weighted Average Number of
     Common Shares Outstanding         2,554,700     2,554,700  2,554,700      2,554,700
                                       =========     =========  =========      =========

                                IWI HOLDING, LTD
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Unaudited)


                                                             Six Months        Twelve Months
                                                               Ended               Ended
                                                            June 30, 2001    December 31, 2000
                                                           ---------------  -------------------

Cash Flows From Operating Activities:
Net Income (Loss)                                             $   (98)           $    112
      Adjustment  to  reconcile  net income  loss
      to net cash used on  operating activities:
          Depreciation and amortization                            99                 238
          Gain (Loss) on sale of assets                             -                   -
          Provision for doubtful accounts                          72                 244
          Changes in operating assets and liabilities:
              Accounts receivable                                 419              (1,075)
              Inventories                                         239              (1,265)
              Prepaid expenses                                    (18)                (21)
              Accounts payable trade                               14                 482
              Accounts payable trade affiliated companies        (231)                628
              Accrued liabilities                                (101)                 83
                                    ---
Net cash provided by (used in) operating activities:              395                (574)
                                                               --------           ---------

Investing activities:
      Purchases of property and equipment                         (6)                 (19)
      Proceeds from sale of equipment                              -                    -
      Proceeds from sale of assets held for disposal               -                    -
                                                               --------           ---------

Net cash generated (used in) investing activities                 (6)                 (19)
                                                               --------           ---------

Cash Flows from Financing Activities
      Borrowings from notes payable to employees                 (80)                 100
      Proceeds from (payments on) lines of credit, net          (212)                 552
      Payments on notes payable to shareholders and
      payable to affiliates                                        -                    -
      Repurchase of common stock
                                                                   -                    -
Net cash provided by (used in) financing activities             (292)                 652
                                                               --------           ---------
Net increase (decrease) in cash                                   97                   59

Cash at beginning of year/period                                 141                   82

Cash at End of Period                                          $ 238                $ 141

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         IWI HOLDINGS LIMITED


                                        /s/ Joseph K. Lau
                                        ----------------------------------
                                        Joseph K. Lau
                                        President & Chief Executive Officer

Date: September 14, 2001